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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 4)

                    Under the Securities Exchange Act of 1934

                      TELESYSTEM INTERNATIONAL WIRELESS INC.
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                    879946101
                                 (CUSIP Number)

                              Michel Cordeau, Esq.
                    1250 Rene-Levesque Blvd. West, 38th Floor
                                Montreal, Quebec
                                 H3B 4W8 Canada
                            Tel. No.: (514) 397-8460
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                   May 6, 2004
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: [ ]

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================================================================================
CUSIP NO. 879946101        13D                          Page 2 of 10 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CHARLES SIROIS
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        CANADIAN CITIZEN
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                          9,907,246
                 ---------------------------------------------------------------
   NUMBER OF         8  SHARED VOTING POWER
    SHARES                0
 BENEFICIALLY    ---------------------------------------------------------------
OWNED BY EACH        9  SOLE DISPOSITIVE POWER
  REPORTING               9,907,246
 PERSON WITH     ---------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        9,907,246
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        IN
================================================================================


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================================================================================
CUSIP NO. 879946101        13D                          Page 3 of 10 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         TELESYSTEM HOLDINGS INC.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        QUEBEC CORPORATION
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                          9,903,082
                 ---------------------------------------------------------------
   NUMBER OF         8  SHARED VOTING POWER
    SHARES                0
 BENEFICIALLY    ---------------------------------------------------------------
OWNED BY EACH        9  SOLE DISPOSITIVE POWER
  REPORTING               9,903,082
 PERSON WITH     ---------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        9,903,082
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        CO
================================================================================

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================================================================================
CUSIP NO. 879946101        13D                          Page 4 of 10 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         TELESYSTEM LTD.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        QUEBEC CORPORATION
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                          9,903,082
                 ---------------------------------------------------------------
   NUMBER OF         8  SHARED VOTING POWER
    SHARES                0
 BENEFICIALLY    ---------------------------------------------------------------
OWNED BY EACH        9  SOLE DISPOSITIVE POWER
  REPORTING               9,903,082
 PERSON WITH     ---------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        9,903,082
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        CO
================================================================================

Item 1.  Security and Issuer.
         -------------------

         This Schedule 13D dated May 14, 2004 is filed by Mr. Charles Sirois, Telesystem Holdings Inc. ("Telesystem Holdings") and Telesystem Ltd. ("Telesystem" and collectively with the foregoing, the "Reporting Persons") and relates to Common Shares of Telesystem International Wireless Inc., a Canadian corporation (the "Issuer") which has its principal executive offices at 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec H3B 4W8 Canada.

         This Amendment No. 4 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the Reporting Persons and refers only to information which has materially changed since the filing of Amendment No. 3 to the Schedule 13D by the Reporting Persons on April 13, 2004.

Item 2.  Identity and Background.
         -----------------------

         Item 2 has been amended and restated as follows.

         A.   Charles Sirois

              (a)  Charles Sirois
              (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
              (c) Chairman and President of Telesystem; principal business address is as listed in (b)

         B. Telesystem Holdings, a Quebec corporation, is a holding company. The business address of Telesystem Holdings is 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8.

         The Directors and Executive Officers of Telesystem Holdings, any persons who may be deemed to control Telesystem Holdings and each executive officer and director of any corporation or other person ultimately in control of Telesystem Holdings are as follows:

              1.   (a)  Charles Sirois, Director and President of Telesystem
                        Holdings.
                   (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
                   (c) Chairman and President of Telesystem; principal business address is as listed in (b)

              2.   (a)  Denis Sirois, Director and Secretary of Telesystem
                        Holdings.
                   (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
                   (c)  Lawyer; principal business address is as listed in (b)

              3.   (a)  Francois-Charles Sirois, Director of Telesystem
                        Holdings.
                   (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8

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                   (c)  Vice President and Chief Operating Officer of Gestion
                        Charles Sirois Inc.; principal business address is as listed in (b)

              4.   (a)  Michel Cordeau; Assistant-Secretary of Telesystem
                        Holdings.
                   (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
                   (c)  Attorney; principal business address is as listed in (b)

              5.   (a)  Daniel Cyr; Treasurer of Telesystem Holdings.
                   (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
                   (c) Chartered accountant; principal business address is as listed in (b)

         C. Telesystem, a Quebec corporation, is a holding company. The business address of Telesystem is 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8.

         The Directors and Executive Officers of Telesystem, any persons who may be deemed to control Telesystem and each executive officer and director of any corporation or other person ultimately in control of Telesystem are as follows:

              1.   (a)  Charles Sirois, Director and President of
                        Telesystem.
                   (d) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
                   (e) Chairman and President of Telesystem; principal business address is as listed in (b)

              2.   (a)  Denis Sirois, Director and Secretary of Telesystem.
                   (d) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
                   (e)  Lawyer; principal business address is as listed in (b)

              3.   (a)  Bruno Ducharme, Director of Telesystem.
                   (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
                   (c) President and Chief Executive Officer of the Issuer, principal business address is as listed in (b)

              4.   (a)  Denis M. Sirois, Director of Telesystem.
                   (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
                   (c) Executive Vice-President of Exaclan Inc.; principal business address is as listed in (b)

              5.   (a)  Francois-Charles Sirois, Director of Telesystem.
                   (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8

                                       6
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                   (c)  Vice President and Chief Operating Officer of Gestion
                        Charles Sirois Inc.; principal business address is as listed in (b)

              6.   (a)  Michel Cordeau; Assistant-Secretary of Telesystem.
                   (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
                   (c)  Attorney; principal business address is as listed in (b)

              8.   (a)  Daniel Cyr; Senior Vice-President & CFO of
                        Telesystem.
                   (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
                   (c) Chartered accountant; principal business address is as listed in (b)


         All Reporting Persons
         ---------------------

(d) During the last five years, none of the persons named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons named above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Unless otherwise indicated, each of the persons named above is a citizen of, or entity organized in, Canada.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Not applicable

Item 4.  Purpose of Transaction.
         ----------------------

         Not applicable.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 has been amended and restated as follows.

Telesystem Ltd.
---------------

(a) As reported in Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on April 13, 2004 ("Amendment No. 3"), Telesystem held 13,701,537 Common Shares of the Issuer, 10,633,002 of which were subject to a right of exchange in favor of Caisse de depot et placement du Quebec ("Caisse") pursuant to a Debenture in outstanding principal amount of CDN$102,117,070 issued by Telesystem in favor of Caisse. On May

                                       7
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         6, 2004 Caisse exercised its right of exchange and Telesystem delivered to Caisse 10,633,002 Common Shares of the Issuer in exchange for the Debenture which was cancelled. Telesystem owns 3,068,535 Common Shares directly, and is deemed to beneficially own an additional 6,834,547 Common Shares owned indirectly through a subsidiary for a total of 9,903,082 Common Shares or 7.1% of the outstanding Common Shares of the Issuer. (b) Telesystem has the sole power to vote or direct the vote of 9,903,082 Common Shares and the sole power to dispose of or direct the disposition of such shares.

Telesystem Holdings Inc.
------------------------

(a) As the sole shareholder of Telesystem, Telesystem Holdings is deemed to beneficially own the 9,903,082 Common Shares beneficially owned by Telesystem. As the controlling shareholder of Telesystem, Telesystem Holdings is deemed to beneficially own 7.1% of the outstanding
         Common Shares.

(b) As the sole shareholder of Telesystem, Telesystem Holdings, is deemed to have the sole power to vote or direct the vote of 9,903,082 Common Shares and the sole power to dispose of or direct the disposition of such shares.

Charles Sirois
--------------

(a) Charles Sirois is the owner of 1,010 Common Shares directly and of 3,154 Common Shares through his RRSP (Registered Retirement Savings
         Plan). As the controlling shareholder of Telesystem Holdings, Mr. Sirois is also deemed to beneficially own the 9,903,082 Common Shares beneficially owned by Telesystem Holdings for a total of 9,907,246 Common Shares. As the controlling shareholder of Telesystem Holdings, Mr. Sirois is deemed to beneficially own 7.1% of the outstanding Common Shares.

(b) Mr. Sirois has the sole power to vote or direct the vote of 4,164 Common Shares and the sole power to dispose of or direct the disposition of such shares. As the controlling shareholder of Telesystem Holdings, Mr. Sirois is deemed to have the sole power to vote or direct the vote of an additional 9,903,082 Common Shares for a total of 9,907,246 Common Shares and the sole power to dispose of or direct the disposition of such shares.

         All Reporting Persons
         ---------------------

(c) On February 13, 2001, Telesystem issued to Caisse a Debenture in principal amount of CDN$152,220,000 which, subject to certain terms and conditions, was exchangeable for a variable number of Common Shares of the Issuer owned by Telesystem based on the then market value of such Common Shares.

         Following an amendment to the terms and conditions of the Debenture on February 26, 2004, the Debenture of Telesystem is exchangeable for 15,850,000 Common Shares and will expire on the later of June 30, 2004 or a date ending 60 days after the closure of any secondary offering that may be done by the Issuer by prospectus before June 30, 2004.

                                       8
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         As reported in Amendment No. 3, Telesystem sold 4,536,520 and 680,478
         Common Shares of the Issuer and the proceeds of the sale were used to reimburse a portion of the Debenture. As a result of such reimbursement, the principal amount of the Debenture was reduced to CDN$102,117,070 and the number of Common Shares for which it can be exchanged was reduced to 10,632,942 shares.

         On May 6, 2004 Caisse exercised its right of exchange and Telesystem delivered to Caisse 10,633,002 Common Shares of the Issuer in exchange for the Debenture which was cancelled.

(d)      Not applicable.

(e)      Not applicable.

                                       9
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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 14, 2004



CHARLES SIROIS


       /s/ Charles Sirois
    -----------------------------
           Charles Sirois

TELESYSTEM LTD.


By:    /s/ Charles Sirois
    -----------------------------
    Name:  Charles Sirois
    Title: President


TELESYSTEM HOLDINGS INC.


By:    /s/ Charles Sirois
    -----------------------------
    Name:  Charles Sirois
    Title: President